## Pepco Holdings, Inc. Parent
## Balance Sheet
*(Dollars in Millions)*
*(Unaudited)*

|  | Actual<br>March 31, 2004 |
|---|---|
| **ASSETS** | |
| **Current Assets** | |
| Cash and cash equivalents | 92.8 |
| Accounts receivable | 1.3 |
| Notes receivable to associated companies | 897.6 |
|  | 991.7 |
| **Investments and Other Assets** | |
| Investment in consolidated companies | 4,149.1 |
| Deferred income taxes | 68.6 |
| Other | 14.1 |
|  | 4,231.8 |
| **Property, Plant and Equipment** | |
| Intangible assets | 13.6 |
| Less accumulated amortization | 8.8 |
|  | 4.8 |
| **Total Assets** | 5,228.3 |
| **LIABILITIES AND OWNER'S EQUITY** | |
| **Current Liabilities** | |
| Short-term debt | 200.0 |
| Accounts payable | 1.3 |
| Interest and taxes accrued | 0.7 |
|  | 202.0 |
| **Long-Term Debt** | 1,998.8 |
| **Capitalization** | |
| Common stock | 1.7 |
| Additional paid-in capital | 2,251.0 |
| Treasury stock | (0.2) |
| Other comprehensive loss | (14.3) |
| Retained earnings | 789.3 |
| Total equity | 3,027.5 |
| Total capitalization | 3,027.5 |
| **Total Capitalization and Liabilities** | 5,228.3 |